Zura Bio Limited

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

May 30, 2024	Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

RE:	Zura Bio Limited
Registration Statement on Form S-1 (File No. 333-279719)
Acceleration Request

Requested Date: June 3, 2024

Requested Time: 4:00 P.M. Eastern Time

Dear Mr. Campbell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zura Bio Limited (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective on June 3, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta, Sarah Sellers and Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn, counsel to the Registrant, at (212) 479-6626.

Very truly yours,

Zura Bio Limited

/s/ Verender Badial
Verender Badial
Chief Financial Officer

cc:	Divakar Gupta, Cooley LLP
Sarah Sellers, Cooley LLP
Brandon Fenn, Cooley LLP